

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Avanish Vellanki
Chief Executive Officer
Rain Therapeutics Inc.
8000 Jarvis Avenue, Suite 204
Newark, CA 94560

> **Re: Rain Therapeutics Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 5, 2021**
> **CIK No. 0001724979**

Dear Mr. Vellanki:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Development Pipeline, page 2

1. We note the revisions you made in response to prior comment 3. Please further revise the pipeline table to remove the planned trials. The information with respect to your planned trials may be appropriate as a future milestone and should be addressed in the narrative; however, depicting trials that have not yet occurred in the table implies further progress in the development pipeline than is the case.

Executive Compensation, page 117

2. We note your response to our prior comment 7; however, we also note that the definition of "executive officer" set forth in Rule 240.3b-7 provides that the term includes any "vice president in charge of a principal business unit, division or function (such as sales, administration or finance)". Please provide a more detailed analysis as to why you believe that Mr. Cabatuan, who serves as the "Vice President of Finance and Administration" does not qualify as an executive officer under this definition.

Principal Stockholders, page 127

3. We note your response to our prior comment 8. In line with our comment above regarding executive compensation, it appears that Mr. Cabatuan may be deemed an "executive officer" of the registrant, in which case he should be included in the beneficial ownership table. Please provide your analysis or revise the prospectus to include the information required by Item 403 of Regulation S-K.

   You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan A. Murr